August 13, 2025

Rafael Contreras
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

       Re: Nomadar Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 7, 2025
           File No. 333-284716
Dear Rafael Contreras:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
Capitalization, page 38

1. We reviewed your revisions in response to prior comment 1. We note that you include
       "Total Liabilities." Please tell us your consideration of including only debt. In other words, please tell us your consideration of not including accounts payable, accrued expenses and deferred revenue. In addition, please tell why pro forma accumulated deficit is different than actual. Finally, please explain why pro forma additional paid-
       in capital increased by $8,500,000 rather than $7,500,000 related to the 750,000 shares issued.
 August 13, 2025
Page 2
Certain Relationships and Related Party Transactions, page 69

2. We note your response to prior comment 3, including filing the agreement as Ex.
       10.14, and reissue in part. Specifically, please disclose the material terms of the agreement, including but not limited to, the duration of the agreement, termination, and payment structure. We note your statement that "All specific services to be provided by C diz CF to Nomadar or by Nomadar to C diz CF, and related payments to be made from C diz CF to Nomadar or by Nomadar to C diz CF, will be set forth in subsequent annexes." Therefore, if these terms are not currently known or are being negotiated, please expand your discussion to state plainly that is the case.
       Additionally, please revise your risk factors section as applicable to account for the risk that these terms have not yet been determined, including the risks associated with the uncertainty of receiving revenue associated with the Framework Agreement.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Baumel